UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No._)*
ONEOK PARTNERS, L.P.
(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)

68268N103
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☑           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	68268N103	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ONEOK PARTNERS GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES	-0-
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY	500,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON	-0-
WITH	8	SHARED DISPOSITIVE POWER
500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (LIMITED LIABILITY COMPANY)

1  Percentage has been determined assuming the conversion of Class B Units held by ONEOK, Inc. into Common Units.

SCHEDULE 13G
CUSIP No.	68268N103	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ONEOK, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
OKLAHOMA
NUMBER OF	5	SOLE VOTING POWER
SHARES	36,494,126(2)
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY	500,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON	36,494,126(2)
WITH	8	SHARED DISPOSITIVE POWER
500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,994,126(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
44.6%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO (CORPORATION)

(2) The number of Common Units reported as beneficially owned includes Common Units obtainable upon conversion of Class B Units held by ONEOK, Inc.

(3) Percentage has been determined assuming the conversion of Class B Units held by ONEOK, Inc. into Common Units.

Item 1.

(a)	NAME OF ISSUER:

ONEOK Partners, L.P.

(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

100 West 5th Street, Suite 1831
Tulsa, OK 74103-4298

Item 2.

(a)	NAME OF PERSON FILING:

This Statement is being filed by and on behalf of ONEOK, Inc. (“ONEOK”) and  ONEOK Partners GP, L.L.C. (“ONEOK GP” and, together with ONEOK, the “Reporting Persons”).

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is 100 West 5th Street, Suite 1831, Tulsa, OK 74103-4298.

(c)	CITIZENSHIP:

ONEOK is an Oklahoma corporation.  ONEOK GP is a Delaware limited liability company.

(d)	TITLE OF CLASS OF SECURITIES:

Common Units Representing Limited Partner Interests (“Common Units”).

(e)	CUSIP NUMBER: 68268N103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	OWNERSHIP:

The percentages set forth in this Item 4 are based on there being 46,397,214 Common Units outstanding as of October 31, 2007, as disclosed in the Form 10-Q filed by ONEOK Partners, L.P. on November 2, 2007 for the quarter ended September 30, 2007 and assuming the conversion of 36,494,126 Class B Units into Common Units, based upon an aggregate of 82,891,340 Common Units.

ONEOK

(a)	AMOUNT BENEFICIALLY OWNED (As of December 31, 2007): 36,994,126

(b)	PERCENT OF CLASS: 44.6%

(c)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

(i)	sole power to vote or to direct the vote: 36,494,126

(ii)	shared power to vote or to direct the vote: 500,000

(iii)	sole power to dispose or to direct the disposition of: 36,994,126

(iv)	shared power to dispose or to direct the disposition of: 500,000

ONEOK GP

(a)	AMOUNT BENEFICIALLY OWNED (As of December 31, 2007): 500,000

(b)	PERCENT OF CLASS: 0.6%

(c)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: 500,000

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: 500,000

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

See Exhibit B.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.                  CERTIFICATION:

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2008
ONEOK, INC.

By:	/s/ Curtis L. Dinan
Name: Curtis L. Dinan
Title: Senior Vice President – Chief Financial Officer and Treasurer

ONEOK PARTNERS GP, L.L.C

By:	/s/ Curtis L. Dinan
Name: Curtis L. Dinan
Title: Senior Vice President – Chief Financial Officer and Treasurer

Exhibit A

Joint Filing Agreement

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated:   February 8, 2008

ONEOK, INC.

By:	/s/ Curtis L. Dinan
Name: Curtis L. Dinan
Title: Senior Vice President – Chief Financial Officer and Treasurer

ONEOK PARTNERS GP, L.L.C

By:	/s/ Curtis L. Dinan
Name: Curtis L. Dinan
Title: Senior Vice President – Chief Financial Officer and Treasurer

Exhibit B

ONEOK GP is the direct owner of 500,000 Common Units.  ONEOK is the direct owner of 36,494,126 Class B Units.  ONEOK GP is wholly owned by ONEOK and, accordingly, under the rules and regulations of the Securities and Exchange Commission, ONEOK may be deemed to be the beneficial owner of the Common Units owned by ONEOK GP in addition to the Class B Units directly owned by ONEOK.